Exhibit 99.1

Aesthetic Medical International Announces Change of Director

Shenzhen, China, October 31, 2024 — Aesthetic Medical International Holdings Group Limited (OTCQX: PAIYY) (the “Company” or “AIH”), a leading provider of aesthetic medical services in China, announced (1) the resignation of Ms. Xu Tianqing from her position as an independent director and a member of the audit committee of the board of directors of the Company (the“Board”), due to personal reasons, with effect on and from October 30, 2024; and (2) the appointment of Mr. Chen Feng as an independent director and a member of the audit committee of the Board, with effect on and from October 30, 2024.

Change of Director

Ms. Xu Tianqing resigned from the Board, effective on and from October 30, 2024. Ms. Xu Tianqing resigned for personal reasons and not due to any disagreement with the Company on any matter relating to the Company’s operations, policies, or practices. Ms. Xu Tianqing has confirmed that she has no disagreement with the Board and there is no other matter relating to her resignation as an independent director that needs to be brought to the attention of the shareholders of the Company or the OTC Markets.

Mr. Chen Feng was appointed as an independent director and a member of the audit committee of the Board, effective on and from October 30, 2024. The biographical details of Mr. Chen Feng are set out below.

Mr. Chen Feng has over 12 years of experience in investments and asset management as well as over 4 years of experience in auditing. Mr. Chen is currently the Vice President of ADV Partners. His earlier roles include SVP & VP Investments at FountainVest in Shanghai and CPE (formerly CITIC PE) in Beijing, Senior Investment Manager at China International Marine Containers (CIMC) in Shenzhen as well as Senior Auditor at PricewaterhouseCoopers Zhongtian Certified Public Accountants. Mr. Chen holds a Masters in Finance from London Business School and a Bachelor of International Auditing from Nanjing Audit University in China. He is a Fellow Chartered and Certified Accountant (ACCA). He is fluent in English and Chinese.

About Aesthetic Medical International Holdings Group Limited

AIH, known as “Peng’ai” in China, is a leading provider of aesthetic medical services in China. AIH operates through treatment centers that are spread across major cities in mainland China, with a major focus on the Guangdong-Hong Kong-Macau Greater Bay area and the Yangtze River Delta area. Leveraging over 20 years of clinical experience, AIH provides one-stop aesthetic service offerings, including surgical aesthetic treatments, non-surgical aesthetic treatments, general medical services, and other aesthetic services. For more information regarding the Company, please visit https://ir.aihgroup.net/.

Cautionary Statements

This report contains “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties and others that relate to the Company’s business and financial condition are detailed from time to time in the Company’s SEC filings, and could cause the actual results to differ materially from those contained in any forward-looking statement. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements, except as required under applicable law.

Investor Relations Contacts

For investor and media inquiries, please contact:

Aesthetic Medical International Holdings Group Limited

Email: ir@pengai.com.cn

Website: https://ir.aihgroup.net